FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 001-32741

Teléfonos de México, S.A. de C.V.
(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190
Colonia Cuauhtémoc
México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....x.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No..x....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits

Exhibit 1.

Press release of Teléfonos de México, S.A. de C.V. (“Telmex”), dated November 7, 2006 (incorporated by reference to Exhibit (a)(5)(L) to Amendment No. 5 of the combined Schedule TO and Schedule 13e-3 (File No. 005-56843), filed with the SEC on November 7, 2006).

Exhibit 2.

Material Fact filed by Telmex with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on November 7, 2006 (incorporated by reference to Exhibit (a)(5)(M) to Amendment No. 5 of the combined Schedule TO and Schedule 13e-3 (File No. 005-56843), filed with the SEC on November 7, 2006).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2006	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/ Adolfo Cerezo Pérez Name: Adolfo Cerezo Pérez Title: Chief Financial Officer